                                                                EXHIBIT 99.1

                            Cerion Technologies Inc.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Nashua Corporation ("Nashua") operated the business from the time of its acquisition in 1986 either as a division or wholly owned subsidiary until May 24, 1996, the date of Cerion Technologies Inc.'s ("Cerion" or "the Company") initial public offering that reduced Nashua's ownership to approximately 37 percent.

                  RESULTS OF OPERATIONS - 1996 COMPARED TO 1995

NET SALES: Net sales grew 29.4 percent to $36.5 million in 1996 compared to $28.2 million in 1995. The growth experienced during the first six months of 1996 was attributable primarily to growth in the market for aluminum substrates, growth of net sales to the Company's existing customers and the addition of a significant new customer in the beginning of 1996. The second half of 1996 demonstrated the volatility within the market when, in July, Cerion announced a major customer had canceled all of its outstanding purchase orders with the Company, following a significant loss of orders by that customer. Furthermore, the Company's largest customer gradually began decreasing orders to zero in the second half of 1996 as it expanded its internal manufacturing capacity for aluminum disk substrates. Revenue in the third and fourth quarters of 1996 equaled only 45 percent of revenue in the first and second quarters of 1996. Average sales prices decreased significantly during the second half of 1996 resulting in an average sales price that in the second half of 1996 was approximately 13 percent lower than the second haft of 1995.

GROSS PROFIT: Gross profit increased 15.3 percent, or $1.3 million, to $9.8 million in 1996 from $8.5 million in 1995. The increase in gross profit was due to increases in volume, improved utilization of existing manufacturing capacity and the spreading of fixed costs over a substantially higher sales volume during the first six months of 1996, offset by a dramatic decrease in unit volume and average selling prices in the second half of 1996, from the comparable 1995 period. Gross profit as a percentage of sales decreased to 26.9 percent in 1996 compared to 30.2 percent in 1995. The decrease in gross margin was attributable to the under utilization of existing capacity that was expanded in the first half of 1996 and the spreading of higher fixed costs attributable to larger available production capacity over a substantially lower sales volume in the second half of 1996. Gross profit also decreased from lower average selling prices of the Company's products in the second half of 1996.

SELLING, GENERAL & ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses increased approximately $3.1 million in 1996 to $5.6 million, compared to $2.5 million in 1995, representing 15.2 percent and 9.0 percent of net sales in such years, respectively. This increase primarily was due to the costs of additional personnel to support the Company's growth experienced in the first six months of 1996 (including the addition of two executive officers), the costs associated with the Company becoming a stand-alone entity, increased profit-sharing and performance-based bonus expenses during the first six months of 1996. The increase in the percentage results from both growth in absolute spending and a lower revenue base during the third and fourth quarters of 1996.

INTEREST (INCOME ) EXPENSE: Interest income consists of interest income from short-term investments. Interest expense consists primarily of interest expense allocated to the Company by Nashua through May 24, 1996 (at which time the Company was a division or subsidiary of Nashua). See Related Party Transactions and Allocations in the Notes to the Financial Statements.

PROVISION FOR (INCOME) TAXES: Provision far income taxes was $1.9 million in 1996 compared to $2.2 million in 1995. The Company's effective tax rate was 43.3 percent in 1996 compared to 39.1 percent in 1995 primarily because of an increase in nondeductible items as a percentage of income before provision for income taxes and the establishment of a valuation reserve for the Company's deferred tax assets.

                 RESULTS OF OPERATIONS - 1995 COMPARED TO 1994

NET SALES: Net sales increased 93.6 percent, or $13.6 million, to $28.2 million in 1995 from $14.6 million in 1994. This growth was attributable to growth in the market for aluminum disk substrates, the Company's emergence in May 1994 from its primarily captive integrated supplier relationship with a unit of Nashua which Nashua said at that time, to become an independent supplier of aluminum disk substrates and the absence in 1995 of certain disruptions in the Company's business that occurred in 1994. As a result, the Company was able to grow its net sales significantly to other customers, such as HMT Technology Corporation ("HMT") and Conner Peripherals, Inc. The increase in net sales was primarily in the Company's disk substrate business, which represented approximately $13.1 million of the increase. This increase resulted primarily from growth in unit volume and, to a lesser extent, higher average selling prices. Improved utilization of existing production capacity, productivity gains and additional capacity from capital expenditures contributed to growth in unit production. The Company shifted its sales mix in 1995 away from commodity-level aluminum disk substrates with lower average selling prices to high-end products requiring more stringent product tolerances and higher average selling prices. The remainder of the net sales increase in 1995 resulted from increased sales of: the Company's aluminum drum substrates, which had higher unit volumes and higher average selling prices.

GROSS PROFIT: Gross profit increased $6.9 million to $8.5 million in 1995 from $1.6 million in 1994. Gross profit as a percentage of net sales increased to
30.2 percent in 1995 compared to 10.7 percent in 1994. The increase in gross profit was due partly to higher net sales while the gross margin increase was due to higher volume, improved utilization of existing manufacturing capacity and the spreading of fixed costs over a substantially higher sales volume. Gross profit and gross margin also increased from higher average selling prices of the Company's products in 1995.

SELLING, GENERAL & ADMINISTRATIVE EXPENSE: Selling, general and administrative expenses increased 46.6 percent, or $806,000, to $2.5 million in 1995 from $1.7 million in 1994. This increase primarily was due to increased profit-sharing and performance-based bonus expenses, associated costs of increased personnel to support the Company's growth, higher research, development and engineering costs, and an increase in the overhead allocated to the Company by Nashua relating in part to the higher sales of the Company. Selling, general and administrative expenses as a percentage of net sales decreased to 9.0 percent in 1995 compared to 11.9 percent in 1994. This decrease primarily was due to expenses being spread over a substantially higher sales volume.

INTEREST EXPENSE: Interest expense in both years consisted primarily of interest expense allocated to the Company by Nashua. Interest expense increased $201,000 to $316,000 in 1995 from $115,000 in 1994. See Related Party
Transactions and Allocations in the Notes to the Financial Statements.

PROVISION (BENEFIT) FOR INCOME TAXES: Provision for income taxes increased to $2.2 million in 1995 from a benefit of $105,000 in 1994. The Company's effective tax rate was 39.1 percent in 1995 compared to 36.5 percent in 1994, primarily because of a decrease in nondeductible items as a percentage of income (loss) before provision (benefit} for income taxes.

                         LIQUIDITY AND CAPITAL RESOURCES

The Company's principal capital requirements in 1996 were to fund working capital needs, manufacturing capacity expansion, and capital expenditures related to manufacturing process automation. During the periods presented, these capital requirements generally were satisfied by cash flows from operations except in the last two quarters of 1996 during which the Company reported operating losses. These operating losses and capital expenditures were funded from proceeds from the Company's initial public offering.

     Nashua Corporation (which previously owned 100 percent of Cerion until the initial public offering in May 1996 which reduced Nashua's ownership to approximately 37 percent) historically had performed cash management services for the Company. The Company's cash flow was directed to Nashua, and Nashua in turn provided cash to the Company to fund operating expenses and capital expenditures. On May 31, 1996, this arrangement ceased. Shortly thereafter, the Company and Nashua determined the respective cash flows from the Company to Nashua and from Nashua to the Company, during the period from January 1, 1996 through May 30, 1996, and settled a net amount due from Cerion to Nashua of approximately $200,000.

     Net cash provided by (used in) operating activities was $6.8 million, $4.0 million and $(2.0) million in 1996, 1995 and 1994, respectively. The increase in cash provided by operating activities from 1994 to 1996 primarily was due to increases in net income and accounts payable as the Company experienced strong growth in net sales. The continued increase from 1995 to 1996 was attributable to a reduction in accounts receivable offset by increased inventories due to significantly lower revenues in the last half of 1996 combined with increased depreciation from capital equipment additions in 1995 and 1996. The increase in accounts payable from December 31, 1994 to December 31, 1995 consisted of increased trade payables associated with the growth in the business and capital projects undertaken by the Company in connection with its expansion of available capacity. The increase in accounts payable from 1995 to 1996 consisted of trade payables associated with the overall growth in the business.

     Net cash used in investing activities was $6.1 million, $2.5 million and
1.1 million in 1996, 1995 and 1994, respectively. Cash used in investing activities was primarily for capital expenditures related to modifications of existing equipment and purchases of new equipment. The newly purchased equipment increased both manufacturing capacities and efficiencies. The Company's short-term investments are comprised of investment grade commercial paper.

     Net cash provided by (used in) financing activities was $8.4 million, $(1.4) million and $3.1 million in 1996, 1995 and 1994, respectively. Net cash provided by financing activities increased in 1996 due to proceeds from the initial public offering partially offset by the repayment of indebtedness.

     On May 30, 1996, the Company closed its initial public offering with the sale of 4,416,000 shares of its Common Stock. Of the 4,416,000 shares of Common Stock said, 1,615,000 shares were said by the Company and 2,801,000 were said by Nashua Corporation. Nashua Corporation continues to own approximately 37 percent of the Company's outstanding Common Stock. The shares were sold to the public at $13.00 per share. The net proceeds to the Company after the Underwriting Discount was $19,525,350.

     On May 31, 1996, the Company repaid the two outstanding Promissory Notes issued to Nashua Corporation in March 1996 having a combined principal sum of $11,142,000. The prepayments were made without penalty.

     Based upon anticipated cash flows from operating activities, remaining proceeds from the initial public offering completed in 1996 and credit availability, the Company believes that it has the liquidity and capital resources needed to meet its financial commitments through 1997. Unless the Company achieves substantial cost improvements, increased demand and no further price reductions beyond year-end levels, the Company will continue to incur net losses and negative cash flows from operating activities. Without such cost improvements and increased demand, at present cost levels and planned capital expenditures of approximately $4.0 million annually, the Company over an extended period of time will exhaust all or substantially all of its cash resources and borrowing availability under its credit facility. In such event, the Company would be required to pursue other alternatives to improve liquidity, including further cost reductions, sales of assets, the deferral of certain capital expenditures and obtaining additional sources of funds. No assurance can be given that the Company will be able to pursue such alternatives successfully.

                                    INFLATION

In the opinion of management, inflation has not had a material effect on the operations of the Company.

                        MATTERS AFFECTING FUTURE RESULTS

This Report contains certain "forward-looking" statements, including, but not limited to the statements regarding the possible impact of cancellation of orders by a major customer and backwards integration within the industry towards the manufacture of aluminum disk substrates. Moreover, from time to time in both written releases and reports and oral statements, the Company and its senior management may express expectations regarding future performance of the Company. All of these forward-looking statements are inherently uncertain, and investors must recognize that actual events could cause actual results to differ materially from senior management's expectations. Key risk factors that could, in particular, have an adverse impact on current and future performance include the Company's dependence on a small number of customers, as witnessed by the cancellation of orders in July 1996 by one of the Company's two largest customers, and subsequent loss of orders from one of the Company's largest customers evidencing a trend toward backwards integration among thin-film disk manufacturers that may continue to reduce demand for the Company's products, dependence on the intensely competitive and cyclical hard disk drive industry, absence of long-term purchase commitments from the Company's customers and risk of excess industry capacity. See "Factors that Affect Future Results" included in the Company's Form 10-K dated March 31, 1997 for a more detailed discussion of factors that could affect the Company's performance and the value of its Common Stock.

     With respect to forward-looking statements contained herein, we urge our shareholders to read Cerion's Form 10-K filed with the Securities and Exchange Commission.

                                     OUTLOOK

Cerion does not provide forecasts of future financial performance. The statements contained in this Outlook are based upon current expectations. These statements are forward-looking; actual events could cause actual results to differ materially.

     Adverse industry conditions during the second half of 1996, in which available market supply exceeded demand and significant pricing reductions caused the Company to incur net losses in each of the last two quarters of 1996, are continuing. The Company expects it will incur operating losses for at least each of the first two quarters of 1997. Such losses have and will impair the Company"s liquidity and available sources of liquidity and will continue to affect the Company adversely until significant product cost improvements are achieved combined with increased sales volumes to return to profitability. See "Liquidity and Capital Resources."

     The Company does not believe current market conditions will support substantial price increases. Thus, any improvement in operating performance will require cost improvements to occur. Unless the Company achieves substantial cost improvements, increased demand and no further price reductions beyond year-end levels, the Company will continue to incur net operating losses and negative cash flows from operating activities. Without such cost improvements and increased demand, at present cost levels and planned capital expenditures of approximately $4.0 million annually, the Company over an extended period of time will exhaust all or substantially all of its cash resources and borrowing availability under its credit facility. In such event, the Company would be required to pursue other alternatives to improve liquidity, including further cost reductions, sales of assets, the deferral of certain capital expenditures and obtaining additional sources of funds. No assurances can be given that the Company will be able to pursue such alternatives successfully.

     The Company's gross margin percentage is largely a function of product mix sold in any period. Various other factors, including unit volumes, costs and yield issues associated with initiating production on new processes also will continue to affect the amount of cost of sales and the variability of the gross margin percentage in future quarters. Additionally, increased depreciation resulting from the significant capital spending in 1996 and 1995, and planned capital spending in 1997 will negatively impact gross margins in future periods. The planned 1997 capital spending is focused in the area of manufacturing process changes to reduce product cost.

     Reduction in demand from either a reduction in market demand, further backwards integration by thin-film media manufacturers or a sudden loss of one or more customers will significantly impact the Company's operating performance. Volatility in demand for the Company's products will have a substantial impact to the Company's operating performance because of the fixed cost element of the Company's product manufacturing relative to total costs.

                            CERION TECHNOLOGIES INC.
                            STATEMENTS OF OPERATIONS



                                                       Years ended December 31,
                                                ------------------------------------
(In thousands, except per share data)              1996          1995           1994
------------------------------------------------------------------------------------
Net sales                                       $36,540      $ 28,175       $ 14,553
Cost of sales                                    26,729        19,668         12,995
                                                ------------------------------------
   Gross profit                                   9,811         8,507          1,558
Selling, general & administrative expenses        5,561         2,537          1,731
                                                ------------------------------------
   Operating income (loss)                        4,250         5,970           (173)
Interest income (expense)                           169          (316)          (115)
                                                ------------------------------------
   Income (loss) before provision
      (benefit) for income taxes                  4,419         5,654           (288)
Provision (benefit) for income taxes              1,914         2,210           (105)
                                                ------------------------------------
Net income (loss)                               $ 2,505      $  3,444       $   (183)
                                                ------------------------------------
Net income per share                            $   .39            --             --
Average shares outstanding                        6,379            --             --
                                                ------------------------------------


The notes are an integral part of the financial statements.

                            CERION TECHNOLOGIES INC.
                                 BALANCE SHEETS


                                                                            December 31,
                                                                       --------------------
(In thousands, except share and per share data)                          1996        1995
-------------------------------------------------------------------------------------------
Assets
Current Assets:
   Cash  and cash equivalents                                          $ 9,300      $   173
   Accounts receivable, net of allowances for doubtful
      accounts and customer returns of $234 and $51, respectively        2,928        5,930
   Inventories                                                           1,046          312
   Prepaid expenses and other assets                                       395         --
   Deferred income taxes                                                   273           94
                                                                       --------------------
         Total current assets                                           13,942        6,509
Property, plant and equipment, net                                       9,391        5,365
                                                                       --------------------
                                                                       $23,333      $11,874
                                                                       ====================
Liabilities, Parent Company Investment and Stockholders' Equity
Current Liabilities:
   Accounts payable and accrued expenses                               $ 3,694      $ 3,073
                                                                       --------------------
         Total current liabilities                                       3,694        3,073
Deferred income taxes                                                      273          343
Commitments and contingencies (see notes)
Parent company investment                                                 --          8,458
Stockholders' equity:
   Preferred Stock, par value $.01 per share, 100,000
      shares authorized, none issued
   Common Stock, par value $.01 per share, 20,000,000
      shares authorized; 7,016,184 shares issued and outstanding            70         --
   Additional paid-in capital                                           18,639         --
   Retained earnings                                                       657         --
                                                                       --------------------
         Total stockholders' equity                                     19,366         --
                                                                       --------------------
                                                                       $23,333      $11,874
                                                                       ====================


The notes are an integral part of the financial statements.

                            CERION TECHNOLOGIES INC.
                            STATEMENTS OF CASH FLOWS


                                                                                     Years ended December 31,
                                                                               -----------------------------------
(In thousands)                                                                   1996          1995          1994
------------------------------------------------------------------------------------------------------------------
Cash flows provided by (used in) operating activities:
Net income (loss)                                                              $ 2,505       $ 3,444       $  (183)
Adjustments to reconcile net income (loss) to cash provided by (used in)
   operating activities:
      Depreciation                                                               2,099         1,035           876
      Deferred income taxes                                                       (249)          158            55
      Changes in operating assets and liabilities:
         Accounts receivable                                                     3,002        (2,956)       (2,867)
         Inventories                                                              (734)          109           163
         Accounts payable and accrued expenses                                     621         2,152           (25)
         Prepaid expenses and other assets                                        (413)           31            --
                                                                               -----------------------------------
Cash flows provided by (used in) operating activities                            6,831         3,973        (1,981)
                                                                               -----------------------------------

Cash flows provided by (used in) investing activities:
   Additions to property, plant and equipment                                   (6,107)       (2,564)       (1,148)
   Proceeds from sale of assets                                                     --           114             4
   Purchase of short-term investments                                           (4,496)           --            --
   Proceeds from redemption of short-term investments                            4,496            --            --
                                                                               -----------------------------------
Cash flows used in investing activities                                         (6,107)       (2,450)       (1,144)
                                                                               -----------------------------------

Cash flows provided by (used in) financing activities:
   Investment by (payments to) parent company                                     --          (1,107)        3,121
   Repayment of borrowings                                                     (11,142)         (342)          (22)
   Proceeds from shares issued                                                  19,545          --            --
                                                                               -----------------------------------
Cash flows provided by (used in) financing activities                            8,403        (1,449)        3,099
                                                                               -----------------------------------
Increase (decrease) in cash                                                      9,127            74           (26)
Cash at beginning of year                                                          173            99           125
                                                                               -----------------------------------
Cash at end of year                                                            $ 9,300       $   173       $    99
                                                                               ===================================
Supplemental disclosure of cash flow information:
   Interest paid                                                               $    14       $   316       $   115
   Income taxes paid                                                               226            --            --
                                                                               -----------------------------------




The notes are an integral part of the financial statements.

                            CERION TECHNOLOGIES INC.
                        NOTES TO THE FINANCIAL STATEMENTS


                             DESCRIPTION OF BUSINESS

Business Definition: Until its initial public offering in May 1996, the business of Cerion Technologies Inc. ("the Company") had been operated by Nashua Corporation ("Nashua" or "the Parent") since its acquisition in 1986 by Nashua. As of December 31, 1995, Nashua converted the Company into a wholly owned subsidiary of Nashua and contributed to it the business of the Nashua Precision Technologies Division in return for the Company's stock and its assumption of the liabilities of the business. The Company was renamed Cerion Technologies Inc. on March 4, 1996.

   The Company develops, manufactures and markets precision-machined aluminum disk substrates that are used in the production of magnetic thin-film disks for the hard disk drives of portable and desktop computers, network servers, add-on storage devices and storage upgrades. The Company also produces organic photoconductor drum substrates for laser printer cartridges. The Company operates in one business segment. All sales are denominated in U.S. dollars.

Basis of Presentation: The accompanying financial statements for the years ended December 31, 1995 and 1994 and the period January 1, 1996 through May 24, 1996, have been prepared as if the Company had operated as an independent, stand-alone entity for all periods presented. Such financial statements have been prepared using the historical basis of accounting and include all of the assets, liabilities, revenues and expenses of the Company previously included in Nashua's consolidated financial statements; however, certain adjustments have been made to reflect the operations of the Company on a stand-alone basis. Consequently, these statements include balances for other assets and liabilities related to the Company that were previously included in Nashua's consolidated financial statements except that there is no allocation to the Company of Nashua's borrowings. However, an allocation of Nashua's interest expense has been recorded as determined based upon the Company's net assets as a proportion of Nashua's consolidated net assets. Management believes that the basis for such allocations is reasonable. The Company's results of operations were included in Nashua's Federal, state and local income tax returns through May 24, 1996. See "Parent Company Investment" in the following notes. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 55 ("SAB 55"), these statements have been adjusted to include certain corporate expenses incurred by the Parent on the Company's behalf. The financial statements may not necessarily present the Company's financial position and results of operations as if the Company were a stand-alone entity. As of May 24, 1996, the Company's financial statements have been presented on a stand-alone basis.

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Inventories: The Company values all of its inventories at the lower of cost or market on a first-in, first-out basis (FIFO).

Property, Plant and Equipment, Net: Property, plant and equipment is recorded at cost. Expenditures for maintenance and repairs are charged to expense while the costs of significant improvements are capitalized. Depreciation is provided using the straight-line method. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are eliminated and related gains or losses reflected in the statement of operations. The estimated useful lives of the assets are as follows:

Buildings and improvements                           10 to 40 years
Machinery and equipment                               4 to 10 years
Furniture and fixtures                                3 to 10 years
Shipping containers                                         2 years

Revenue Recognition: Sales of products are recognized based on product shipment to customers.

Research, Development and Engineering: Included in selling, general and administrative expenses are research, development and engineering expenditures of $1,302,000, $809,000 and $787,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Research, development and engineering expenditures are charged to operations as incurred.

Income Taxes: The results of the Company's operations have been included in the Federal and state consolidated income tax returns of the Parent for the years ended December 31, 1995 and 1994. The provisions (benefit) for income taxes included in these financial statements have been calculated as if the Company were a stand-alone taxpayer.

   Prepaid or deferred income taxes result principally from the use of different methods of depreciation for income tax and financial reporting purposes, the recognition of expenses for financial reporting purposes in years different from those in which the expenses are deductible for income tax purposes and the recognition of the tax benefit of net operating losses.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 1996 and 1995 and the reported amounts of net sales and expenses during the three years in the period ended December 31, 1996. Actual results could differ from those estimates.

Cash Equivalents: The Company considers all highly liquid investment instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1996, the Company held $7.4 million of various commercial paper instruments carried at cost, which approximated market.

Accounting for Stock-Based Compensation: In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). The Company has decided to adopt SFAS 123 through disclosure only.

Impairment of Long-Lived Assets: In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). The adoption of SFAS 121 had no impact on the Company's financial statements.

Net Income Per Share: Net income per share for the period presented is determined by dividing net income applicable to Common Stock by the weighted average number of common shares outstanding during the period.

                   RELATED PARTY TRANSACTIONS AND ALLOCATIONS

Cash: The Company utilized Nashua's centralized cash management services until May 30, 1996. Under arrangements with Nashua, excess cash generated by the Company was retained by Nashua until May 24, 1996.

Product Sales: During the years ended December 31, 1996, 1995 and 1994, the Company had sales of approximately $208,000, $645,000 and $5,541,000, respectively, to divisions of Nashua. The amounts due from these divisions have been included in the Parent Company Investment and were approximately $643,000 at December 31, 1995. The Company believes that the product prices for such sales were substantially at market prices.

Corporate Services: In accordance with SAB 55, Nashua has allocated a portion of its domestic corporate expenses and charges to its divisions, including to the Company through May 24, 1996. These expenses have included management and corporate overhead; benefit administration; risk management/insurance administration; tax and treasury/cash management services; environmental services; litigation administration services; and other support and executive functions. Allocations and charges for services were based on either a direct cost pass-through or a percentage allocation based on factors such as net sales, management time or headcount. Such allocations and corporate charges totaled $147,000, $227,000 and $88,000 for the years ended December 31, 1996, 1995 and
1994, respectively. The allocation and charges ceased on May 24, 1996.

   Domestic research and development expenses of the Parent related to the Company's business and allocated to the Company in accordance with SAB 55 totaled $70,000, $69,000 and $48,000 for the years ended December 31, 1996, 1995 and 1994, respectively, which are included in selling, general and administrative expenses.

   Management believes that the basis used for allocating corporate services was reasonable. However, the terms of these transactions may have differed from those that would have resulted from transactions among unrelated parties. Management believes that related expenses that would have been incurred during the year ended December 31, 1995 had the Company operated on a stand-alone basis would have approximated $784,000 (unaudited).

   Employee fringe benefit expenses were allocated to the Company based on Nashua's total benefits costs and the proportion of Nashua's total salaries and wages represented by the Company's salaries and wages. Fringe benefit costs, which are reflected in cost of sales and selling, general and administrative expenses, include employer FICA and unemployment taxes, medical insurance and annual accruals or contributions made for the Nashua Corporation Retirement Plan for Salaried Employees, the Nashua Corporation Hourly Employees Retirement Plan and the Nashua Corporation Employees' Savings Plan. See "Employee Retirement Plans" in the following notes. The Company was allocated $168,000, $290,000 and $259,000 for the years ended December 31, 1996, 1995 and 1994, respectively, for these expenses. Management believes the allocation method for fringe benefit costs was reasonable. Such allocation ceased on May 24, 1996.

                                   INVENTORIES

Inventories consisted of the following:

                                                            December 31,
                                                 -----------------------------
                                                       1996              1995
------------------------------------------------------------------------------
Raw materials                                     $  442,000          $258,000
Work in progress                                      19,000             6,000
Finished goods                                       585,000            48,000
                                                 -----------------------------
                                                  $1,046,000          $312,000
                                                 =============================


                          PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

                                                           December 31,
                                                 -----------------------------
                                                      1996             1995
------------------------------------------------------------------------------
Land                                             $   260,000       $   185,000
Buildings and improvements                         3,908,000         2,629,000
Machinery and equipment                            7,571,000         3,250,000
Furniture and fixtures                               302,000           113,000
Construction in progress                               4,000           888,000
Containers                                         1,882,000           730,000
                                                 -----------------------------
                                                  13,927,000         7,795,000
Less:  accumulated depreciation                   (4,536,000)       (2,430,000)
                                                 -----------------------------
                                                 $ 9,391,000       $ 5,365,000
                                                 -----------------------------

                      ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following:

                                                             December 31,
                                                    ----------------------------
                                                        1996              1995
--------------------------------------------------------------------------------
Accounts payable - trade                            $1,802,000        $1,319,000
Container deposits                                     585,000           710,000
Accrued payroll and benefits                           661,000           574,000
Bank overdraft                                               -           380,000
Other                                                  646,000            90,000
                                                    ----------------------------
                                                    $3,694,000        $3,073,000
                                                    ============================

                            EMPLOYEE RETIREMENT PLANS

The Company has not adopted any defined benefit plans, but adopted the Cerion Technologies Inc. Employees Savings Plan ("Savings Plan") in 1996. The Savings Plan allows full-time employees to become eligible in the month following employment to make certain tax-deferred voluntary contributions which the Company generally matches with a 50 percent contribution, limited to three percent of an employee's base pay.

   Retirement benefits were provided to the Company's employees through the Nashua Corporation Employees' Savings Plan ("Nashua Savings Plan"), the Nashua Corporation Hourly Employees' Retirement Plan and the Nashua Corporation Retirement Plan for Salaried Employees ("Retirement Plans") until May 24, 1996. The Retirement Plans were defined benefit plans. Guaranteed retirement income levels were determined based on years of service and salary levels as integrated with Social Security benefits. Employees were eligible under the Retirement Plans after one year of continuous service and were 100 percent vested after five years of service. Nashua's Retirement Plans are subject to Internal Revenue Service and ERISA funding limitations. Assets of the plans were invested in interest-bearing cash equivalents, fixed-income securities and common stocks.

   Total expense under the Nashua Savings and Retirement Plans for the years presented through May 24, 1996 is included in the Company's financial statements through the fringe benefit allocations discussed in a prior note: "Summary of Significant Accounting Policies." Nashua has not performed a separate actuarial calculation of the status of the Retirement Plans for the Company and the Company's employees were terminated from future participation in the plan as of May 24, 1996. Nashua's Savings Plan had similar terms and limitations as Cerion's Savings Plan.

                                     LEASES

Lease agreements cover warehouse space, office equipment and an automobile under operating lease arrangements. These leases have expiration dates through 1999. Rental expense was approximately $92,000 in 1996, $78,000 in 1995 and $72,000 in 1994. Future minimum rents payable under noncancelable leases with initial terms exceeding one year are as follows: $53,000 in 1997, $9,000 in 1998 and $6,000 in 1999.

                                  INCOME TAXES

                                                                 Years ended December 31,
                                                     ---------------------------------------------
                                                         1996             1995              1994
--------------------------------------------------------------------------------------------------
Current:
Federal                                              $1,783,000       $1,736,000         $(137,000)
State                                                   380,000          316,000           (23,000)
                                                     ---------------------------------------------
Total current                                         2,163,000        2,052,000          (160,000)

Deferred:
Federal                                                (171,000)         134,000            47,000
State                                                   (78,000)          24,000             8,000
                                                     ---------------------------------------------
Total deferred                                         (249,000)         158,000            55,000
                                                     ---------------------------------------------
Provision (benefit) for income taxes                 $1,914,000       $2,210,000         $(105,000)
                                                     =============================================

Deferred tax liabilities and assets are comprised of the following:

                                                                                 December 31,
                                                                       ---------------------------
                                                                           1996             1995
--------------------------------------------------------------------------------------------------
Deferred tax liabilities:
Depreciation                                                           $ 273,000        $  343,000
                                                                       ---------------------------
Deferred tax assets:
Accrued vacation                                                       $  63,000        $   36,000
Inventory reserve                                                        187,000            20,000
Bad debt reserve                                                          54,000            20,000
Other                                                                    116,000            18,000
                                                                       ---------------------------
                                                                         420,000            94,000
Deferred tax asset valuation allowance                                  (147,000)                -
                                                                       ---------------------------
                                                                       $ 273,000        $   94,000
                                                                       ===========================


Reconciliation between income taxes computed using the Federal statutory income tax rate and the Company's effective tax rate are as follows:


                                                                         Years ended December 31,
                                                                  ----------------------------------------
                                                                   1996             1995              1994
----------------------------------------------------------------------------------------------------------
Federal statutory rate                                             35.0%            35.0%           (35.0)%
State and local income taxes, net of Federal tax benefit            4.7%             3.9%            (3.4)%
Tax asset valuation reserve                                         3.3%              -                 -
Other, net                                                          0.3%             0.2%             1.9 %
                                                                  ----------------------------------------
Effective tax rate                                                 43.3%            39.1%           (36.5)%
                                                                  ========================================

                              STOCKHOLDERS' EQUITY

The Company, on December 31, 1995 initially issued 5,400,000 shares of Common Stock, $.01 par value per share, to Nashua. In exchange, Nashua contributed to the Company the business of the Nashua Precision Technologies Division, including the liabilities of the business.



                                                       Parent Company            Common         Paid-in          Retained
                                                           Investment             Stock         Capital          Earnings
-------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995                           $  8,458,000           $        -     $          -       $        -
Issuance of Common Stock                                (8,458,000)              54,000        8,404,000                -
Nashua Notes                                                     -                    -       (9,294,000)      (1,848,000)
Proceeds from initial public offering
   and selling of 1,615,000 shares                               -               16,000       19,509,000                -
Issuance of Common Stock in lieu
   of cash payment of directors' fees                            -                    -           20,000                -
Net income                                                       -                    -                -        2,505,000
                                                      -------------------------------------------------------------------
Balances, December 31, 1996                           $          -           $   70,000     $ 18,639,000       $  657,000
                                                      ===================================================================


Issuance of Notes Payable to the Parent: As of March 1, 1996, Cerion distributed a dividend to Nashua in the form of a Promissory Note (the "First Nashua Note") payable to Nashua in the principal sum of $10,000,000. The First Nashua Note had an annual interest rate of 7.32 percent from March 1, 1996 to September 30, 1996.

   As of March 29, 1996, the Company distributed a second dividend to Nashua in the form of a Promissory Note (the "Second Nashua Note") payable to Nashua in the principal amount of $1,142,000. The Second Nashua Note had an annual interest rate of 7.32 percent. On May 31, 1996, the Company repaid the two outstanding Promissory Notes having a combined principal sum of $11,142,000.

Stock Split: During March 1996, the Company effected a 1,800-for-one stock split. All share data in the accompanying financial statements have been retroactively restated to reflect the stock split.

   On May 30, 1996, the Company closed its initial public offering of its stock with the sale of 4,416,000 shares of its Common Stock. Of the 4,416,000 shares of Common Stock sold, 1,615,000 shares were sold by the Company and 2,801,000 were sold by Nashua. Nashua continues to own approximately 37 percent of the Company's outstanding Common Stock. The shares were sold to the public at $13.00 per share. The net proceeds to the Company after the underwriting discount were $19,525,350.

                           PARENT COMPANY INVESTMENTS

Because the Company operated at various times as a division and as part of a wholly owned subsidiary of Nashua, its equity accounts have been combined and presented as Parent Company Investment as of December 31, 1995 and 1994. Parent Company Investment also includes balances related to intercompany transactions and other charges and credits as more fully described in a prior note: "Summary of Significant Accounting Policies." No interest has been charged on Parent Company Investment. A summary of changes in Parent Company Investment is as follows:

                                                                           Years ended December 31,
                                                           ------------------------------------------------
                                                                1996             1995              1994
-----------------------------------------------------------------------------------------------------------
Beginning balance                                          $ 8,458,000       $ 6,121,000       $ 3,183,000
Net income (loss)                                                 --           3,444,000          (183,000)
Issuance of Common Stock                                    (8,458,000)             --                --
Advances from (payments to) Parent, net                           --          (1,107,000)        3,121,000
                                                           ------------------------------------------------
Ending balance                                             $      --         $ 8,458,000       $ 6,121,000
                                                           ================================================

                      CONCENTRATION OF BUSINESS ACTIVITIES

Customer Concentration: During the years ended December 31, 1996 and 1995, the Company shipped the majority of its aluminum disk substrates to two customers. These two customers represented approximately 45 percent and 41 percent, in the year ended December 31, 1995 and approximately 29 percent and 44 percent in the year ended December 31, 1996, respectively, of net sales.

Concentration of Credit Risk: The Company sells substantially all of its production to customers in the U.S., with approximately 11 percent of 1996 sales being made to companies located in the Pacific Rim. The Company performs periodic credit evaluations of its customers. The Company does not require collateral for its receivables and maintains an allowance for potential credit losses.

Dependence on Supplier: The Company relies solely on one supplier for aluminum blanks used in the manufacture of aluminum disk substrates. Aluminum blank purchases were approximately $8,536,000, $5,729,000 and $3,252,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

                            1996 STOCK INCENTIVE PLAN

In February 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Plan") and reserved 701,500 shares of Common Stock, of which options for 370,180 shares of Common Stock have been granted by the Company to certain employees and directors effective upon completion of the initial public offering and remain outstanding, and 1,184 shares have been granted to two directors. The Plan provides for grants of incentive stock options to employees and directors of the Company and grants of stock to non-employee directors of the Company.

   The options are separated into two categories with different vesting provisions. The first category, one-year vesting options, will become exercisable on the first anniversary date of the option grant if the optionee remains an employee or director of the Company on such date. The second category, performance-accelerated options, will become exercisable in tranches of 25 percent each based upon the Common Stock trading, for a period of 20 consecutive trading days, at an average premium of 25 percent, 50 percent, 75 percent and 100 percent, respectively, above the initial public offering price, if the optionee remains an employee of the Company on such date. However, if any such performance goals are met prior to the first anniversary of the grant date, the shares that would otherwise become exercisable thereby only become exercisable on the first anniversary date of the grant date, if the optionee remains an employee of the Company on such date. On the eighth anniversary of the grant date, any remaining shares subject to a "performance-accelerated" option will become exercisable, if the optionee remains an employee of the Company on such date.

   In the event of a merger, consolidation, reverse merger or reorganization, or certain other events constituting a "Change in Corporate Control" as defined in the Plan, options outstanding under the Plan automatically will become fully vested and will terminate if not exercised prior to such event.

   No option granted under the Plan may be exercised after the expiration of ten years from the date it was granted. The exercise price of options under the Plan will equal the fair market value of the Common Stock on the date prior to the grant. The Plan will terminate in January 2006, unless earlier terminated by the Board of Directors.

   Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), by electing to continue to apply the intrinsic value-based method of accounting for stock-based compensation. Had compensation cost been determined on the basis of fair value pursuant to SFAS 123, net income and net income per share for 1996 would have been $1,139,000 and $0.18. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero percent for all years, expected volatility of 64 percent, risk-free interest rate of 6.2 percent and expected lives of 5.8 years.

A summary of the status of the Company's stock options under the incentive plan follows:

                                               Outstanding    Options Price       Exercisable
                                                   Options        per share           Options
---------------------------------------------------------------------------------------------
December 31, 1995                                        0               -                  -
Options granted                                    422,680          $13.00               None
Options forfeited                                   52,500          $13.00               None
                                                  -------------------------------------------
December 31, 1996                                  370,180          $13.00               None
                                                  ===========================================



                            REVOLVING CREDIT FACILITY

The Company secured on March 7, 1997 a $7.5 million revolving credit facility ("facility") that matures March 7, 2000. The facility is collateralized by all the Company's assets and the Company may borrow against the facility based upon prescribed advance rates applied to the Company's accounts receivable and inventories.

   The facility bears interest at the bank's prime rate plus 1/4 percent. The facility's terms include a fee for the unused portion of the credit facility equal to 3/8 percent, payable monthly. The facility contains certain covenants including the maintenance of certain financial ratios.

   In connection with the obtaining of the facility, the Company paid a commitment fee equal to 100 basis points of the total facility and other costs totaling approximately $100,000 in 1997. These costs will be amortized over the term of the facility.

                                LEGAL PROCEEDINGS

In August and September 1996, two individual plaintiffs initiated lawsuits against the Company, Nashua, certain directors and officers of the Company, and the Company's underwriter, on behalf of classes consisting of all persons who purchased the Common Stock of the Company between May 24, 1996 and July 9, 1996. The complaints allege that, in connection with the Company's initial public offering, the defendants issued certain materially false and misleading statements and omitted the disclosure of material facts, in particular, certain matters concerning significant customer relationships. The complaints seek damages and injunctive relief. The Company believes these lawsuits are without merit and it has substantial defenses and intends to defend vigorously against these actions.

                                LIQUIDITY MATTERS

During the second half of 1996, industry market supply exceeded demand resulting in significant pricing and volume reductions and net losses for each of the last two quarters of 1996. No assurance can be given that further backwards integration by thin-film media manufacturers or other industry factors will not result in canceled orders or further volume reductions beyond levels experienced in the second half of 1996. Additionally, the Company does not believe current market conditions will support price increases in the foreseeable future. Unless the Company achieves substantial cost improvements, experiences increased demand for its products and/or stabilizes pricing, the Company will continue to incur operating net losses and negative cash flows from operating activities. Without such cost improvements, increased demand and/or pricing stabilization, the Company could, over an extended period of time, exhaust substantially all of its cash resources and borrowing availability. In such event, the Company would be required to pursue other alternatives to improve liquidity, including initiating plans for further cost reductions, selling assets, deferring certain capital expenditures and obtaining additional funding sources. No assurance can be given that the Company will be able to successfully pursue such alternatives.

      QUARTERLY OPERATING RESULTS AND COMMON STOCK INFORMATION (UNAUDITED)


                                                1st              2nd               3rd              4th
(In thousands, except per share data)       Quarter          Quarter           Quarter          Quarter             Year
-------------------------------------------------------------------------------------------------------------------------
1996
   Net sales                                $11,774          $13,440            $5,521         $  5,805           $36,540
   Gross profit (loss)                        4,676            4,984               560             (409)            9,811
   Operating income (loss)                    3,200            3,592              (879)          (1,663)            4,250
   Net income (loss)                          1,848            2,204              (467)          (1,080)            2,505
   Net income (loss) per common share           .34              .36              (.07)            (.15)              .39
   Market bid price:
      High                                      N/A            19.50             11.25             9.19             19.50
      Low                                       N/A             8.00              2.25             2.75              2.25

1995
   Net sales                                $ 5,028          $ 5,890            $7,232         $ 10,025           $28,175
   Gross profit                               1,148            1,607             2,131            3,621             8,507
   Operating income                             640            1,123             1,478            2,729             5,970
   Net income                                   338              636               854            1,616             3,444


N/A - information not applicable as the Company's stock began trading on NASDAQ on May 24, 1996.

The Company's stock is traded on the Nasdaq National Market. At March 24, 1997, there were approximately 3,800 record holders of Cerion's Common Stock.

                        REPORT OF INDEPENDENT ACCOUNTANTS



     To the Board of Directors and Stockholders of Cerion Technologies Inc.

In our opinion, the accompanying balance sheets and the related statements of operations and of cash flows present fairly, in all material respects, the financial position of Cerion Technologies Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

   As discussed in the "Liquidity Matters" note to the financial statements, industry market supply exceeded demand during the second half of 1996 resulting in significant pricing and volume reductions and net losses for each of the last two quarters of 1996.



Price Waterhouse LLP

Chicago, Illinois
February 3, 1997,
except as to the "Revolving Credit Facility" note, which is as of March 7, 1997